SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission file number 000-28884

Eltek Ltd.
(Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Form 6-K is being incorporated by reference into the Registrant’s Form F-1
Registration Statement No. 333-229740 and Form S-8 Registration Statements
File Nos. 333-123559, 333-130611 and 333-233958 .

Results of the Annual General Meeting held on December 5, 2019

At the Annual General Meeting of shareholders held today, December 5, 2019, all the proposed resolutions set forth in the proxy statement filed under Form 6-K on October 31, 2019 (the “Proxy Statement”) were duly adopted, as follows:

1.
To re-elect Messrs. Yitzhak Nissan, Mordechai Marmorstein, David Rubner and Erez Meltzer to the Company’s Board of Directors, to serve until the next annual general meeting of shareholders and until their successors have been duly elected and qualified, without modification of terms of office;

2.	To approve the Company’s Amended Compensation Policy, as described in the Proxy Statement;

3.	To approve an amendment to the directors and officers indemnity agreements in favor of the Company’s directors and officers, as described in the Proxy Statement;

4.
To ratify and approve the entry of the Company into a directors and officers insurance policy, under the terms summarized in the Proxy Statement, providing coverage for the directors and officers of the Company (excluding its Controlling shareholder), currently serving and as may serve from time to time;

5.	To approve the extension and amendment of the Management Agreement with Nistec Ltd., as described in the Proxy Statement;

6.	To approve the extension to the exculpation letter granted to Mr. Yitzhak Nissan, as described in the Proxy Statement;

7.	To ratify and approve the application of the Company’s directors and officers liability insurance policy with respect to Mr. Yitzhak Nissan, as described in the Proxy Statement;

8.	To approve the amendment to the terms of and the extension of Ms. Revital Cohen-Tzemach’s employment, as described in the Proxy Statement;

9.	To approve the application of Company’s Bonus Plan with respect to Ms. Revital Cohen-Tzemach, as described in the Proxy Statement;

10.	To approve the grant of options to Ms. Revital Cohen-Tzemach, as described in the Proxy Statement;

11.	To approve the application of Company’s 2019 Bonus Plan with respect to the Company’s CEO, Mr. Eli Yaffe, as described in the Proxy Statement;

12.	To approve an adjustment to the options granted to the Company’s CEO, as described in the Proxy Statement;

13.	To approve the Interest Agreement with the Company's Controlling shareholder, as described in the Proxy Statement;

14.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Limited, as the Company’s independent auditors for the year ending December 31, 2019 and for such additional period until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors to approve their compensation.

For additional details please refer to the Proxy Statement.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eltek Ltd.
(Registrant)

By:	/s/ Yitzhak Nissan
Yitzhak Nissan
Chairman of the Board of Directors

Dated:  December 5, 2019